Filed by Continucare Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Continucare Corporation
Commission File No.: 001-12115
Metropolitan/Continucare Joint Conference Call
Monday, June 27, 2011
11:00a EDT
Introduction by Operator
Al Palombo
Thank you, Modesta. Good morning and thank you all for joining us in this call. My name is Al Palombo and I am the Senior Vice President of Corporate Communications with Metropolitan. I am pleased to kick off this call to discuss the proposed merger of Metropolitan Health Networks and Continucare Corporation. A joint press release was issued early this morning by Metropolitan and Continucare outlining this important transaction. There will be further communications in the coming days about this deal. We also intend to file a registration statement, containing a preliminary proxy statement/prospectus, in the near future.
With us on the call today are Mike Earley, Chairman and Chief Executive Officer of Metropolitan, and Rick Pfenniger, Continucare’s Chairman, CEO and President.

Before we go further, I would like to remind everyone that except for historical matters contained herein, statements made in today’s call are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may”, “will”, “to”, “plan”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, or “continue” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the merger, including financial and operating results and benefits that may be realized from the merger, Metropolitan’s and Continucare’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Such forward-looking statements are inherently uncertain. Accordingly, you should not place any undue reliance on any of the forward-looking statements in this presentation, which are subject to numerous risks and uncertainties, and you should consider all of such information in light of the various risks identified in this presentation and in the reports filed by Metropolitan and Continucare with the SEC, as well as the other information that Metropolitan and Continucare provide with respect to the pending merger.
Investors and others are cautioned that a variety of factors, including the following, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the proposed merger may not be consummated for a number of reasons, including as a result of the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, and Metropolitan and Continucare will incur significant fees and expenses regardless of whether the merger is consummated; (ii) if the merger is not consummated under certain specified circumstances, Metropolitan or Continucare may be required to pay the other a termination fee of up to $12 million, plus up to $1.5 million in fees and expenses; (iii) the receipt of all required regulatory approvals and the satisfaction of the closing conditions to the proposed merger, including approval of the pending transaction by the shareholders of Continucare, and Metropolitan’s ability to complete the required financing as contemplated by the merger agreement; (iv) Metropolitan’s ability to integrate the operations of Continucare and realize the anticipated revenues, economies of scale and cost synergies in connection with the transaction, including the potential for unanticipated issues, expenses and liabilities associated with the merger and the risk that Continucare fails to meet its expected financial and operating forecasts; (v) the potential for diversion of management time and resources in seeking to complete the merger and integrate the operations of Continucare; (vi) the potential failure to retain key employees of Continucare; (vii) the impact of Metropolitan’s significantly increased levels of indebtedness as a result of the transaction on Metropolitan’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (viii) the potential for dilution to Metropolitan shareholders as a result of the transaction; and (ix) the ability of Metropolitan to operate pursuant to the terms of its debt obligations, including its obligations under financings undertaken to complete the Continucare transaction. Metropolitan and Continucare are also subject to the risks and uncertainties described in their respective filings with the SEC, including Metropolitan’s Annual Report on Form 10-K for the year ended December 31, 2010, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and Continucare’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011. Metropolitan and Continucare disclaim any obligation to update and revise statements contained in today’s call based on new information or otherwise.

This presentation shall not constitute an offer of any securities for sale. In connection with the pending transaction, Metropolitan will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Continucare that also constitutes a prospectus of Metropolitan. Continucare will mail the definitive proxy statement/prospectus to its stockholders. We urge investors and security holders to read the proxy statement/prospectus regarding the pending transaction when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Metropolitan and Continucare with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when available) and the other documents filed by Metropolitan and Continucare with the SEC may also be obtained for free by accessing Metropolitan’s website at www.metcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing Continucare’s website at www.continucare.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Metropolitan, 777 Yamato Road, Suite 510, Boca Raton, Florida 33431 Attention: Al Palombo, or to Continucare, 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126, Attention: Fernando Fernandez.
Continucare, Metropolitan and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Continucare in favor of the pending transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the pending transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Continucare’s executive officers and directors in its definitive proxy statement filed with the SEC on January 20, 2011. You can find information about Metropolitan’s executive officers and directors in its definitive proxy statement filed with the SEC on May 2, 2011. You can obtain free copies of these documents from Continucare or Metropolitan, respectively, using the same contact information mentioned a moment ago.
With that lengthy legal dissertation complete, I’ll now turn the call over to Mike Earley, go ahead Mike.
Mike Earley
Thanks Al.

Good morning everyone. Let me first welcome Continucare’s investors and Continucare’s employees to the call. We’re pleased to have you with us. And to our investors and employees, thank you for joining us as we discuss what’s ahead.
I’m thrilled to be able to announce and discuss with you all this important business combination along with Rick Pfenniger, my counterpart at Continucare. Simply put, the pending acquisition of Continucare is expected to be transformational for Metropolitan and its shareholders, bringing together the talent, resources, experience and successes of these two great companies. For Continucare’s shareholders, the sale to Metropolitan should represent a successful culmination of their investment in a company that has been expertly developed and grown under the leadership of Rick and his talented management team. For our two businesses, our respective shareholders and our employees, I think we are indeed achieving a win-win situation.
We are excited about this transaction because it creates one of the largest Provider Services Networks, or PSN’s, in Florida, and in the country really, serving our base of Medicare Advantage and Medicaid customers. This combination will give Metropolitan new markets, increased scale, as well as additional expertise and capability, forming an even sturdier platform for growth within Florida and outside our state. We will talk more about this in a few minutes.
For those on the call who aren’t familiar with one or either of our businesses, let me set the stage. Metropolitan and Continucare are very similar businesses in terms of business models, scale, types of customers served and operational and financial success. What we don’t share much are geographic markets.

Let’s talk about our similarities—
•	We both operate in Florida but in different counties. Both companies were founded in the mid-90s and for the last several years have operated as PSNs or, another term, MSOs, or Management Service Organizations.

•	In the simplest of terms, we are both managed care companies in the truest sense of the word. We think of ourselves as accountable care organizations, because, basically, that’s what we do...we provide care and are at risk for it. We both provide and coordinate health care benefits to people with Medicare, in our case, and in Continucare’s case, to Medicare and Medicaid beneficiaries. We care for other customers, too, on a fee-for-service basis, but our government program business accounts for the vast majority of our respective revenues.

•	We are in these businesses through relationships with major health insurers, in our case, with Humana. The majority of Continucare’s business is also with Humana, and they have other client relationships with insurers, including Vista Healthplans and WellCare.

•	The majority of our respective revenues come in the form of monthly premiums for each of our customers, or monthly capitation as it is called in the industry, and for those premiums we are responsible for providing and coordinating all of the health care benefits for those customers. And as I mentioned, we are at-risk for the costs of delivering those benefits.

•	Our respective success is based upon our ability to receive the proper premium for our customers and then to provide and coordinate care in an appropriate and cost-effective manner. Let me note that our two companies’ longstanding business models have gained important recognition during the last two years as the nation has debated health care reform and, indeed, in the specific reform legislation itself. Fee-for-service is out, and payments for bundled services is in. Patient-centric, accountable care, and coordination of care are all terms that have recently come forward as solutions to the healthcare challenge our nation faces. Both of our companies have been developing and practicing these very concepts in our business models, for years. Hence, we believe this merger sets the stage for our long-term opportunity.

•	In terms of size, we are both among the larger players in our industry, thus our combination creates a true leader in Florida, and we think in the U.S. Both companies have experienced strong and growing profitability and cash flow over the last years. Neither company has any meaningful debt and each has accumulated rather significant cash balances.
We will discuss more about the details of our businesses and the combined company shortly, but I hope you have a good snapshot of what Metropolitan and Continucare do and how we are positioned. Let’s now talk about the transaction.
The joint press release issued today provides the details of the proposed merger transaction and that document represents the boundaries of our communication today. This transaction involves two public companies and, as a result, our discussions with you and all others are guided by the applicable SEC rules, regulations, and guidance. We trust you appreciate that.
Let me now describe key points of the transaction—
•	First, under the terms of the merger agreement, Metropolitan is acquiring the outstanding common stock of Continucare for a combination of cash and shares of Metropolitan.

•	The per-share consideration is $6.25 in cash and 0.0414 of a share of Metropolitan common stock. Based upon Friday’s closing price of our stock, the value of the stock component is approximately 20 cents. Combined, consideration totals $6.45 per share. Of course, the actual value of the stock received at closing would be based on the price of Metropolitan stock at the closing date.

•	Total consideration to be paid for Continucare is approximately $416 million.

•	Metropolitan will finance the acquisition using a portion of the cash balances of both companies at closing plus debt financing. As of March 31, 2011, the two companies had a combined cash balance of approximately $93 million. In terms of financing, Metropolitan has secured a fully underwritten financing commitment in the amount of $355 million from a leading health care lender, GE Capital’s Healthcare Financial Services Unit.

•	The Board of Directors for both companies unanimously approved the merger agreement, and Continucare’s board has recommended that

Continucare’s shareholders vote their shares in favor of the merger. In addition, Phillip Frost, MD, and other shareholders affiliated with Dr. Frost, who collectively own approximately 43% of Continucare’s outstanding common stock, have agreed to vote their shares in favor of the merger agreement. A vote of a majority of Continucare’s outstanding common stock will be required to approve the merger.

•	The transaction is expected close in the third calendar quarter of 2011 and is subject to standard closing conditions, including regulatory approvals and clearance under the Hart-Scott-Rodino Act.
So what will the combined enterprise look like?
•	From a financial standpoint, using results for the 12 months ended March 31, 2011, combined revenues approach $660 million, and combined earnings before interest, taxes, depreciation and amortization, or EBITDA, are approximately $90 million. In addition, we have identified annual cost savings, principally from the elimination of public company-related costs and the elimination of certain executive level positions.

•	Metropolitan expects that this transaction will be accretive in 2012.

•	From a markets standpoint, the combined enterprise will operate in 18 Florida counties, and serve a number of important metropolitan areas in the state including, Miami, Ft. Lauderdale, West Palm Beach, Daytona and Tampa.

•	The combined enterprise will provide and coordinate care to over 68,000 Medicare Advantage and Medicaid customers. One important aspect to this acquisition, Continucare brings the Medicaid business to the company, an important future opportunity as Florida is moving to bring managed care to its entire Medicaid population.

•	Continucare owns 18 medical practices, these practices are caring for the majority of their Medicare and Medicaid customers. These, combined with our owned-practices, brings the total number of owned centers to 31.

•	The combination expands the number of affiliated or contracted independent primary care practices in the network to about 250.

•	In Metropolitan’s business, we care for Humana Medicare Advantage members. Continucare, while their largest relationship is also with Humana, they also enjoy relationships with other health insurers, as I noted earlier.
Obviously, as I have just outlined, the merger brings increased scale to Metropolitan in terms of markets, customers, insurers, and owned medical practices. We have discussed the importance of scale regularly with our shareholders over the last few years. The complexity, the increasing challenges of providing and coordinating high quality, cost-effective health care services to the growing Medicare, and now Medicaid, populations requires talented people, sophisticated systems and the resources necessary to develop both. The Metropolitans and the Continucares of the world have been able to do this, because of scale. Our combined enterprise will bring that much more scale to bear. And that scale will allow us to meaningfully participate in both the consolidation of our industry and in the expected growth of our markets.

I noted above that we have identified opportunities to save costs as we bring these two companies together. I want to make an important point here. I don’t want our investors or our employees to think that the purpose of this transaction is to succeed by stripping out costs. It is not. The opportunities to save costs are obvious and are isolated mainly to costs of running two public companies and to certain senior executive level overlap. Beyond that, there may be additional savings, but I suggest they will come from increased efficiencies due to our increased scale, and more importantly, from harvesting best practices and in bringing together the best people within our two organizations. Our markets overlap very little geographically. We need, and quite frankly, are making this acquisition as much for the talented medical professionals, leaders, managers and staff that Continucare enjoys. We need all the talent and help we can get if we are to maximize the opportunities our industry is presenting us. So, I say to our employees, this provides all of us even more opportunity as we expand our business, and to Continucare’s employees, I say “Welcome” to our family. We look forward to working with you and to learning from you.
At this point I’d like to turn the call over to Rick for his comments on the transaction...Rick.
Rick Pfenniger
Thanks Mike. As I indicated in this morning’s press release, it really is a great day for all parties involved in this transaction: For our employees, our shareholders, and ultimately the customers we all serve.

As Mike described, Metropolitan and Continucare have spent over a decade establishing themselves as outstanding providers of care for our customers in Florida and have very limited geographic overlap in our service offerings. Our historical financial results have validated our independent business models to date, and now, as our industry has evolved, it has become clear that we need to take our scope and scale to the next level in order to continue to improve the way we provide the best possible care to a growing population base, while continuing to create value to our shareholders.
Balancing the two is made easier only by understanding that longer term returns are generated by improving customer outcomes through near term investments in resources, staffing, and best practices. In other words: investing now in proactive measures to keep our customers healthier and happier in the long term.
To competitively deliver these desired outcomes to a growing population of customers in Florida, and potentially beyond our state’s borders, requires the talents and resources of both of our companies combined, and that’s exactly what we anticipate this transaction will achieve: It creates an organization that brings health care resources to our customers, value to our shareholders, provides stability and growth opportunities to employees, and prepares us to achieve even greater success in an industry that is filled with opportunities going forward. Quality and efficiency will be the benchmarks of success in the businesses of Medicare and Medicaid in the near term and for the foreseeable future, and with the demand for better and significantly more efficient health care solutions emerging, this morning’s announcement is a reflection of our drive to achieve the capability and capacity to meet these growing demands. All in all we are very pleased to be making today’s announcement and will look forward to the consummation of the transaction in due course.
With that said I’ll turn the call back to Mike.
Mike Earley
Thanks Rick. That brings us to the end of our prepared statements on today’s announcement. Now, I’m sure many of you have questions so why don’t we get started.
Operator may I have your assistance please?
* * *

Additional Information about this Transaction
This document shall not constitute an offer of any securities for sale. In connection with the pending transaction with Continucare, Metropolitan will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Continucare that also constitutes a prospectus of Metropolitan. Continucare will mail the definitive proxy statement/prospectus to its stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Metropolitan and Continucare with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when available) and the other documents filed by Metropolitan and Continucare with the SEC may also be obtained for free by accessing Metropolitan’s website at www.metcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing Continucare’s website at www.continucare.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Metropolitan, 777 Yamato Road, Suite 510, Boca Raton, Florida 33431 Attention: Al Palombo, or to Continucare, 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126, Attention: Fernando Fernandez.
Participants in this Transaction
Continucare, Metropolitan and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Continucare in favor of the pending transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the pending transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Continucare’s executive officers and directors in its definitive proxy statement filed with the SEC on January 20, 2011. You can find information about Metropolitan’s executive officers and directors in its definitive proxy statement filed with the SEC on May 2, 2011. You can obtain free copies of these documents from Continucare or Metropolitan, respectively, using the contact information above.

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